United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 17, 2019

(Date of event reported)

Electromedical Technologies, Inc.

(Name of Small Business Issuer in its Charter)

Delaware	82-2619815
(State or other jurisdiction of	(I.R.S.Employer
incorporation or organization)	Identification No.)

16561 N. 92nd Street Suite 101 Scottsdale, AZ	85260
(Address of principal executive offices)	(Zip Code)

 (888) 880-7888

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.

On June 17, 2019 FINRA informed Glendale Securities, Inc. that pursuant to FINRA Rule 6432 and Rule 15c2-211 under the Securities Exchange Act of 1934, that the Company’s common stock has been approved for trading with a symbol of “ELCQ.”

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROMEDICAL TECHNOLOGIES, INC.

By:	/s/ Matthew Wolfson
Matthew Wolfson, CEO
Date: June 18, 2019